Securities and Exchange Commission
Washington, DC 20549
Schedule 13D

Name of Issuer - Dave & Buster's, Inc.
Title of class of securities - Common stock
Cusip number - 23833N104

Name, address and telephone number of person authorized to
receive notices and communications -
Raborn & Co., Inc.
Douglas Raborn
777 East Atlantic Avenue, Suite 301
Delray Beach, FL  33483
561-278-5555

Date of event which requires filing of this statement -
June 30, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following area  [   ]

Check the following area if a fee is being paid with the
statement [   ].  (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

1. Name of reporting person, SS or IRS identification no. of above person - Raborn & Co., Inc., #65-0022112

2.  Check the appropriate area if a member of a group -
(a)  [   ]            (b)  [   ]
N/A

3.  SEC use only -

4.  Source of funds - Client investment portfolios

5.  Check area if disclosure of legal proceedings is required
pursuant to items 2(d) or 2(e) -    [   ]
N/A

6.  Citizenship of place of organization - Delray Beach, FL, USA

7.  Sole voting power - N/A

8.  Shared voting power - N/A

9.  Sole dispositive power - 645,710

10.  Shared dispositive power - N/A

11.  Aggregate amount specifically owned by each reporting person
 - 645,710

12. Check area if aggregate amount in row (11) excludes certain shares - N/A

13.  Percent of class represented by amount in row (11) - 100%

14.  Type of reporting person - Investment advisor